Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 6, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	American Realty Capital Trust V, Inc. Confidential Draft Registration Statement on Form S-11 Filed February 4, 2013 File No. 377-00105

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Trust V, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 1, 2013, with respect to the registration statement on Form S-11 filed by the Company with the Commission on February 5, 2013 (File No. 377-00105) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the first publicly filed Registration Statement (“Public Registration Statement”). The Public Registration Statement was filed by the Company today with the Commission.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Please be advised that written communications or research reports of the type described above have yet to be prepared. If and when such written communications and research reports are prepared, the Company will supplementally provide copies thereof to the Staff.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Please be advised that the Company will submit to the Staff for review all graphics, maps, photographs and related captions or other artwork including logos that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.	We note on page 219 that you may utilize supplemental sales material in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Company has not yet prepared sales materials for use in connection with the offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

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4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Company’s share repurchase program is consistent with programs granted relief by the Division of Corporation Finance in prior no-action letters such as those granted to T REIT Inc. on June 4, 2001 and Wells Real Estate Investment Trust II, Inc. on December 3, 2003. With respect to the Company’s share repurchase program, we note the following: (i) all material information and modifications related to the repurchase program will be fully and timely disclosed to stockholders in the prospectus through quarterly pricing supplements filed at the close of business on the first day of each quarter once the Company calculates NAV and the net asset value (“NAV”) per share will be available on the Company’s web site and toll-free information line; (ii) the Company will not solicit repurchases other than through the prospectus and prospectus supplements disclosing the NAV per share; (iii) repurchases will be limited in any 12-month period to approximately 5.0% of the Company’s NAV on December 31st of the previous calendar year; (iv) stockholders may cancel repurchase requests by notifying a customer service representative at the Company’s toll-free information line; (v) there will be no established trading market for the Company’s common stock and the share repurchase program will be terminated if the Company’s shares of common stock are listed on a national securities exchange; and (vi) except as otherwise exempted therein, the Company shall comply with the tender offer rules, including Rule 13e-4 and Regulation 14E.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: (i) there is no established trading market for the Company’s common stock; (ii) the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; (iii) the Company will purchase shares of its common stock under its share repurchase program at a price based on the price in the offering, including, at such time as the Company calculates NAV, the NAV per share (to be used to set the price for the Company’s common stock at such time); (iv) the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and (v) except as otherwise exempted therein, the Company shall comply with Regulation M.

Prospectus Cover Page

6.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

The cover page has been revised to fit within one page as required by Item 501(b) of Regulation S-K.

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Prospectus Summary

What are your exit strategies?, page 9

7.	With respect to your planned liquidity event, revise to clarify whether the 6-year period runs from the conclusion of your primary or DRIP offering.

The disclosure has been revised to clarify that the 6-year period runs from the conclusion of the primary offering.

Asset Management Subordinated Participation, page 15

8.	Please revise to separately discuss the oversight fee, how the fee is determined and the limitations, if any, on this fee. Please also confirm that the oversight fee is included in your aggregate fee cap. We may have further comments based on your response.

Please be advised that there will be no oversight fee and the disclosure has been revised to remove any reference to an oversight fee.

Operating Expenses, page 16

9.	We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisitions fees or real estate commissions. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The requested disclosures are included in the prospectus. Please see footnote 6 on page 96 of the prospectus, which states that operating expenses “will include reimbursement of our advisor for personnel costs, including certain salaries and benefits payable to our executive officers who are also executive officers, key personnel and/or members of our advisor.” The Company acknowledges that insofar as any reimbursements are made for the salaries of executive officers and directors of the Company, the amount of such reimbursements would be subject to the disclosure requirements of Item 402. Since no amounts have yet been paid, no disclosure is required under Item 402 at this time.

Annual Subordinate Performance Fee, page 19

10.	With a view toward clarified disclosure, please tell us how you will calculate total return for purposes of this fee prior to the calculation of NAV. We are particularly interested in whether the payment of a dividend in excess of 6% could result in the payment of a fee even if the distributions are effectively diminishing stockholder’s equity. We may have further comment.

Please note that the disclosure has been revised to clarify that the Company believes the only instance in which the Annual Subordinated Performance Fee will be payable prior to the calculation of NAV is if the total distributions paid to stockholders exceed 6%. Such distributions may be paid from any source, including offering proceeds, distribution reinvestment plan proceeds, financing proceeds and cash flows. Any payment of distributions from sources other than cash flows could result in the dilution of stockholders’ interests.

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Subordinated Participation in Net Sale Proceeds, page 19

11.	Please revise your disclosure in the table to briefly summarize the term “net sales proceeds” rather than simply referring to the charter.

The disclosure has been revised as requested.

If I buy shares in this offering, how may I sell them later?, page 20

12.	Consistent with your disclosure under the Share Repurchase Program, please revise to disclose the sources of available funds for the share repurchase program. Please also add a summary risk factor to briefly address the limitations of your redemption program.

The disclosure has been revised as requested.

Funds from Operations and Modified Funds from Operations, pages 134 - 138

13.	We note you have labeled your gains (losses) from extinguishment/sale of debt, derivatives or securities holdings as non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The disclosure has been revised as requested.

Prior Investment Programs, page 139

14.	Refer to the second sentence of the first paragraph under this heading. Please revise to make clear that your targeted investments are freestanding, commercial real estate properties.

The disclosure has been revised as requested.

Table I: Experience in Raising and Investing Funds, page A-3

15.	Please revise the total acquisition costs and the percentage leverage to include mortgage financing. Percentage leverage should not exceed 100%. We would not object to you including the percentages currently included in the table in the footnotes to the extent you believe this information is material.

Please be advised that the table will be revised as requested in a subsequent amendment to the Registration Statement once the Company has the necessary 2012 prior performance data.

16.	Please revise to exclude amounts contributed by sponsor and affiliates from the total dollar amount raised.

Please be advised that the table will be revised as requested in a subsequent amendment to the Registration Statement once the Company has the necessary 2012 prior performance data.

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Part II - Information Not Required in Prospectus

Exhibits

17.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. Please also note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

A draft of the legal opinion, as well as the forms of dealer manager agreement, soliciting dealer agreement, charter, bylaws and escrow agreement are being filed with the Public Registration Statement. The remaining required exhibits, including the draft tax opinion, will be filed as promptly as possible, prior to requesting effectiveness of the Registration Statement. With the exception of Exhibit 3.1, the final executed copy of which will be filed as an exhibit to the Registration Statement prior to effectiveness, the Company does not intend to file final executed copies of the other exhibits because they will be entered into concurrently with the effectiveness of the Registration Statement and not prior thereto. The exhibits filed as “form of agreements” will be substantially similar to the versions of such agreements that will be entered into, with the exception of filling in the dates thereof and signatories thereto.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.

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